BOUGHTON

File number 31005.1 Direct line 604 605-6339 email Crendina@boughton.ca

SEC Mail
Mail Processing
Section
OCT 10 2008
Washington, DC
106

October 8, 2008

Courier
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filings Desk

Dear Sirs and Madams:

Re: Northtech Industries, Inc. A Nevada Corporation Share Offering Pursuant to Regulation A of the Securities Act 1933, as amended.

Please find enclosed for filing and review the amended Form 1-A documents including:

1. two copies bearing original signatures;
2. five additional conforming copies;
3. five "black lined" copies and
4. Cover letter from the Issuer responding to SEC comments by the CEO.

Please address acknowledgement of receipt, any comment or question to the attention of the writer at this law firm. Email correspondence is preferred, please use the following address:

All of which we trust you will find in order.

Yours truly,

BOUGHTON LAW CORPORATION

Enclosures

CFR/rl

BOUGHTON LAW CORPORATION
Suite 700, 595 Burrard Street • P.O. Box 49290 • Vancouver, BC V7X 1S8 • Ph 604.687.6789 • F 604.683.5317
410 Hawkins Street • Whitehorse, Yukon • Y1A 1X8 • Ph 867.456.7811 • F 867.668.6928
E lawyers@boughton.ca • boughton.ca

MERITAS LAW FIRMS WORLDWIDE

H:\Northtech\337611-1.doc

The Company has no intention to use selling agents or finders. The Company will not offer its shares for sale through underwriters, broker dealers, agents or anyone who may receive compensation in the form of underwriting discounts, concessions or commissions from the Company and/or the purchasers of the shares for whom they may act as agents. If the company decides to use a selling agent in the future we will file and amendment and use the services of a registered broker/dealer.

Management Relationships, page 40

6.   We have revised the second paragraph of Item 39(b) to reflect the billing arrangement and office lease from PCS Millwork in addition to the advances. Paragraph two now reads as follows:

Millwork Pro receives advances through a line of credit and billing arrangement with PCS Millwork. These advances are shown on the books of the Company as a debt. PCS agrees to provide billing services to customers, Millwork Pro will invoice PCS for services sold to the residential builder. PCS will invoice and receive payment from the residential builder and subsequently pay Millwork Pro per its invoices. In addition to the advances billing services provided by PCS Millwork, Millwork Pro also leases office and warehouse space from PCS Millwork.

Management's Discussion and Analysis of Certain Relevant Factors, page 69

7.   The acquisition of Millwork Pro was accomplished by a cashless share exchange. A copy of the Share Exchange Agreement is attached as Exhibit (5). Pursuant to the terms of that agreement Northtech issued 2,840,000 Class A common shares to the shareholders of Millwork Pro in exchange for 100% of its outstanding stock. At the time of the acquisition, the shareholders of Millwork Pro were Loren Perrigo and Mark Jensen, owning 60% and 40% of the issued and outstanding shares respectively. Mr. Perrigo received 1,704,000 Class A common shares, and Mr. Jensen received 1,136,000 Class A common shares completing the acquisition. Millwork Pro acquired the operations of a millwork installation division from PCS Millwork, Inc. The operations, which consisted of, contracts for future work, approximately 20 employees, tools, and a van that had been fully depreciated were given to Millwork Pro for no consideration. Given the nature of the share exchange Millwork Pro is not exposed to potential liabilities that may have existed prior to its beginning operations in October 2006. Millwork Pro is exposed to liabilities in the ordinary course of business, to date no third parties have made any claim against Millwork Pro or Northtech, nor is management aware of any potential liabilities. We have added this disclosure to Item 3(k), and to the Management's Discussion and Analysis on page 69. We also include the Consent of Directors and Shareholders of Northtech Industries, Inc., the Consent of Directors and Shareholders of Millwork Pro, Inc. including Exhibit A thereto

representing the Share Exchange Agreement as Exhibit 5 to this Amended Form 1/A.

Insurance Costs, page 73

8.   In response to your comment and number eight, the reason for the large difference in the cost of liability insurance between October 2006 and May 2009 was merely the type of carrier. The company was initially insured by National Fire and Marine Insurance Company.

Management was able to locate a different type of carrier, a Risk Retention Group, which accounted for the difference in premium.

Regarding the $95,599 note payable used to secure the original policy. The company was current with its original insurer The Company had paid $55,764 for a period of 7 months while the policy was in use. The note used to secure the policy was cancelled.

In order to provide a better disclosure we have added the following paragraphs at page 73:

The Company was able to reduce its liability insurance costs while maintaining the same level of coverage by changing carriers from a traditional insurance company, National Fire and Marine Company to ProBuilders Specialty Insurance Company, a Risk Retention Group. At the time the Company changed carriers it had paid $55,764 of its original policy for a period of 7 months of coverage while the policy was in use. The note ($95,599) securing payment of the original policy was cancelled.

Risk Retention Groups (RRG) are owner controlled insurance companies authorized by the Federal Liability Risk Retention Act of 1986. A RRG will allow members who engage in similar or related business or activities to write liability insurance for all or any portion of the exposures of group members, excluding first party coverage, such as property, worker s compensation and personal lines. Authorization under the federal statute allows a group to be chartered in one state, but able to engage in the business of insurance in all states, subject to certain specific and limited restrictions.

Exhibits

9.   The Agreement to which you refer wherein Millwork Pro uses office and warehouse space from PCS Millwork is included in Exhibit 12 "**Services Agreement**" previously filed and contained herein.

10.   We have included the Consent of Directors and Shareholders of Northtech Industries, Inc., the Consent of Directors and Shareholders of Millwork Pro, Inc.

including Exhibit A thereto representing the Share Exchange Agreement dated October 23, 2008 as Exhibit 5 to this Amended Form 1/A.

11.   We will ensure that the legality opinion conforms to the date of this amendment.

Please feel free to contact the Company our legal counsel or accountants if you require further clarification.

Yours truly
Northtech Industries Inc.
per



Mark Jensen
President and CEO
October 8, 2008